Exhibit 99.1

Baozun Announces US$20 million Share Repurchase Program

SHANGHAI, January 24, 2024 -- Baozun Inc. (Nasdaq: BZUN and HKEX: 9991) (“Baozun,” the “Company” or the “Group”), a leading brand e-commerce solution provider and digital commerce enabler in China, today announced that the Company’s board of directors has authorized the management to set up and implement a new share repurchase program under which the Company may repurchase up to US$20 million worth of its outstanding (i) American depositary shares (“ADSs”), each representing three Class A ordinary shares, and/or (ii) Class A ordinary shares over the next 12 months starting from January 24, 2024, subject to the scope and limit of the general repurchase mandate granted by shareholders of the Company on June 15, 2023 and if passed, a similar repurchase mandate to be put forward to shareholders in the upcoming annual general meeting of the Company.

The Company’s proposed repurchases may be made from time to time on the open market at prevailing market prices and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. After the publication of the annual results announcement of the Company on or before March 31, 2024, the management of Baozun may implement the share repurchase, including but not limited to implementing the share repurchase in accordance with plans under the Rule 10b5-1 and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended. The Company’s board of directors will keep reviewing the share repurchase program periodically. The Company plans to fund repurchases from its existing cash balance. As at the date of this announcement, no share repurchase plan has been entered into and shareholders and prospective investors of the Company should note that there is no assurance of the timing, quantity or price of any share repurchase or whether the Company will make any repurchase at all. Shareholders and prospective investors of the Company should exercise caution when dealing in the securities of the Company.

Safe Harbor Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continues,” “ongoing,” “targets,” “guidance,” “going forward,” “looking forward,” “outlook” or other similar expressions. Statements that are not historical facts, including but not limited to statements about Baozun’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to Baozun’s filings with the United States Securities and Exchange Commission and its announcements, notices or other documents published on the website of The Stock Exchange of Hong Kong Limited. All information provided in this press release is as of the date hereof and is based on assumptions that Baozun believes to be reasonable as of this date, and Baozun undertakes no obligation to update such information, except as required under applicable law.

About Baozun Inc.

Founded in 2007, Baozun Inc. is a leader in brand e-commerce service, brand management, and digital commerce service.  It serves more than 400 brands from various industries and sectors around the world, including East and Southeast Asia, Europe and North America.

Baozun Inc. comprises three major business lines - Baozun e-Commerce (BEC), Baozun Brand Management (BBM) and Baozun International (BZI) and is committed to accelerating high-quality and sustainable growth.  Driven by the principle that “Technology Empowers the Future Success,” Baozun’s business lines are devoted to empowering their clients’ business and navigating their new phase of development.

For more information, please visit http://ir.baozun.com.

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Wendy Sun

Email: ir@baozun.com